Exhibit 1
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FOR IMMEDIATE RELEASE                                           8 September 2005

                                  ANNOUNCEMENT

                               WPP ("the Company")


WPP was informed that on the 6 September 2005 that Mr Howard Paster, a director of the Company, gifted a total of 6,700 ordinary shares in WPP to two US based charitable institutions. Mid market price of WPP ordinary shares on transfer date was (pound)5.695.

Following these donations, Mr Paster's beneficial holding in WPP is 194,467 ordinary shares, and 449,162 share options exercisable between now and 2012 at subscription prices between (pound)2.14 and (pound)9.01.


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